PETROBANK
ENERGY AND RESOURCES LTD.

05011785

September 28, 2005

82-34812

SUPPL

SEC MAIL RECEIVED PROCESSING
OCT 0 7 2005
WASH. D.C. 185 SECTION

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street NW
Washington D.C. 20549

Re: Petrobank Energy and Resources Ltd.

Dear Sir or Madam:

Pursuant to Regulation 12g3.2(b) please find enclosed documents made public and filed with Canadian Securities Regulators that form part of the continuous disclosure record of Petrobank Energy and Resources Ltd.

Sincerely,

Corey C. Ruttan
Director of Corporate Finance and Investor Relations

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

PETROBANK ENERGY AND RESOURCES LTD.

NEWS RELEASE

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PETROBANK ANNOUNCES $38.6 MILLION FINANCING AND OPERATIONAL UPDATE

Calgary, Alberta – September 28, 2005 - Petrobank Energy and Resources Ltd. ("Petrobank" or the "Company") is pleased to announce a $38.6 million financing and to provide an operational update of our Canadian, Latin American and Heavy Oil Business Units.

FINANCING

Petrobank has entered into an agreement to issue on a private placement basis, up to 4,000,000 common shares, 3,000,000 common shares on an underwritten basis and 1,000,000 common shares on a best efforts basis, at a price of $9.65 per common share. The net proceeds from the issuance, along with the Company's $35 million of undrawn credit facilities will be used for general corporate purposes including the following specific opportunities to invest additional capital in each of our business units:

Heavy Oil Business Unit – we will commence the initial commercial project design in anticipation of a successful WHITESANDS pilot result. We will also further enhance and expand our intellectual property rights in Archon Technologies and pursue additional resource opportunities with the potential to implement THAI™ (toe-to-heel-air injection) on a global basis.

Canadian Business Unit – we will accelerate certain of our exploration initiatives and investigate acquisition opportunities to expand on existing core areas and to create potential new core areas.

Latin America Business Unit – we will fund the initial phase of our expanding exploration budget in Colombia along with additional development drilling at Orito.

The Company also plans to continue the early redemption of our subordinated notes. The Company is actively pursuing additional debt financing alternatives, which could include the early redemption of any remaining subordinated notes before the July 31, 2006 maturity.

The shares will be issued on a private placement basis through a syndicate of underwriters led by Haywood Securities Inc., and including TD Securities Inc., and ABG Sundal Collier Norge ASA of Oslo, Norway. Closing of this financing is expected to occur on or about October 20, 2005 and is subject to normal regulatory approvals.

OPERATIONAL UPDATE

Heavy Oil Business Unit

Petrobank, through its 84 percent owned subsidiary WHITESANDS INSITU Ltd., is constructing the WHITESANDS pilot project to field-demonstrate our patented THAI™ heavy oil recovery process. THAI™ is an evolutionary combustion technology for the *in-situ* recovery of bitumen and heavy oil that combines a vertical air injection well with a horizontal production well. THAI™ integrates existing proven technologies and provides the opportunity to create a step change in the development of heavy oil resources globally. During the process, a high temperature combustion front is created where part of the oil in the reservoir is burned, generating heat, which reduces the viscosity of the remaining oil allowing it to flow by gravity to the horizontal production well. The combustion front sweeps the oil from the toe to the heel of the horizontal producing well, recovering up to an estimated 80 percent of the original oil-in place while partially upgrading the crude oil *in-situ*. Petrobank controls all intellectual property rights to the

THAI™ process and related enhancements, including the patented CAPRI™ technology, which offers the potential for further *in-situ* upgrading through the use of a well-bore integrated catalyst.

THAI™ has many potential benefits over other in-situ recovery methods, such as SAGD (Steam Assisted Gravity Drainage). These benefits include higher resource recovery, lower production and capital costs, minimal usage of natural gas and fresh water, a partially upgraded crude oil product, reduced diluent requirements for transportation, and lower greenhouse gas emissions. The THAI™ process also has the potential to operate in lower pressure, lower quality, thinner and deeper reservoirs than current steam–based recovery processes.

The WHITESANDS pilot project is situated on a portion of our 45 sections (28,800 acres) of oil sands leases in the Christina Lake region of Alberta, which contains an estimated bitumen resource of 1.3 billion barrels in place, based on an independent assessment conducted by Fekete Associates Inc.

Project activities at our WHITESANDS - THAI™ project ramped up in the third quarter. Drilling of the first horizontal production well has been completed and the second horizontal well is currently being drilled. The pilot's vertical air injection wells and observation wells will be drilled following completion of the horizontal production wells. Drilling is expected to be completed by mid-October. Fabrication and construction contracts are in place and the plant incorporates modular design methods where key elements of the project are manufactured offsite with final assembly on-site. Rain delays slowed progress on the project site and as such, construction activities are targeted to begin by early October with completion still forecasted by year-end. Capital costs continue to be in line with earlier estimates and startup is still anticipated in early 2006.

Internationally, we continue to work with various state oil companies to jointly evaluate the THAI™ technology and potential resource accumulations. The ultimate goal is to capture a global portfolio of heavy oil resources where the application of our THAI™ technology can lead to greatly improved recovery rates and significant long-term value growth for the Company. In support of this activity, we have recently been awarded two contracts covering 1,159,675 acres with heavy oil potential in Colombia.

Canadian Business Unit

Petrobank continues to advance baseline production in our core areas and expand production opportunities in new areas. Production during the third quarter has averaged approximately 2,350 boepd, with current production from the Canadian operations now over 3,200 boepd. Production will continue to expand through the balance of 2005 with the tie-in of additional wells at Jumpbush, Red Willow, and the completion of our remaining exploration and development drilling program.

Jumpbush

Petrobank has a 70 percent working interest in the 61,000 acre (42,700 net) Jumpbush property, primarily focused on the Siksika First Nation lands east of Calgary. In partnership with Siksika Energy and Resources Corporation ("SERC"), we are concluding year one of an aggressive five-year development plan that projects at least 250 wells being drilled on this legacy asset.

Despite weather related delays, Petrobank has drilled 57 of the 58 wells planned for 2005. Our gas plant expansion, planned line looping and new field compression have all been completed and are ramping toward full capacity as these new facilities are brought on-stream and new wells are completed and tied-in. Of the 57 wells drilled, 35 are completed and 13 are tied-in and producing. Petrobank's remaining 2005 program consists of: completion and stimulation of a further 23 wells; tie-in of a further 39 wells; and drilling of one additional well. Currently, we are producing 20 mmcfpd gross from the upgraded facility and we expect to achieve full capacity of 25 mmcfpd as the remaining 39 wells are tied-in. Six wells from the 2005 program were drilled for land retention purposes and will not be immediately tied-in.

Red Willow

Drilling operations commenced during the third quarter at Red Willow and we have drilled six wells to-date, resulting in one oil well and two gas wells. The planned program for the balance of 2005 consists of drilling an additional six to eight wells, pipelining of behind-pipe gas potential, and acquiring a 3-D seismic program.

Macklin

Macklin is an exploration land block (4,336 gross acres – 100% working interest) in Saskatchewan along the Alberta border with potential for Colony gas and Sparky and Cummings oil accumulations. In 2004, Petrobank acquired a 3-D seismic program over most of the lands and identified several exploratory locations. Since the beginning of July, two wells have been drilled, cased, and completed. The first well encountered a new Sparky oil accumulation and the second proved up the horizontal production capability of a Cummings oil accumulation. Each of the two wells demonstrated potential in both the Sparky and Cummings. Based on strong initial performance from these wells a further five horizontal wells and one vertical well are planned for the balance of this year. A small facility will be required to manage the associated oil and water production from these zones.

Exploration

Petrobank continued to build its exploration and development land position in southern Alberta and Saskatchewan close to existing core areas through farm-ins and crown land sales. Petrobank drilled and cased one farm-in well in July and current plans anticipate the acquisition of several 3-D seismic programs and additional drilling based on results from those programs. This activity is continuing to expand our undeveloped land base of 316,000 net acres as well as our inventory of drilling prospects, and forms the basis for new potential core area additions similar to Macklin and Red Willow. Our extensive undeveloped land position includes fee simple lands in Saskatchewan, which has allowed Petrobank to participate in the Bakken play of southeast Saskatchewan and Manitoba.

Princeton

Petrobank, as operator, holds a 60% working interest in a unique land position at Princeton, British Columbia, where we own the Petroleum and Natural Gas rights (including CBM) as well as the coal rights over the entire basin totaling 38,000 acres. Our initial exploratory well flowed free methane with minor amounts of fresh water, indicating that the coal was fully gas saturated and would probably not require an extended de-watering period. Our near term efforts are focusing on refining the techniques for drilling and completion that will improve gas production rates as we move this project closer to commerciality. Additional delineation drilling, which could commence as early as 2006, will be required in advance of a possible large-scale commercial project.

Latin American Business Unit

Petrobank, through its Colombian subsidiary Petrominerales Colombia Ltd., has executed contracts for three exploration blocks and one Technical Evaluation Area ("TEA") covering a total of 672,638 acres in the Llanos Basin. The Colombian National Hydrocarbon Agency has recently notified Petrominerales that we have been awarded one additional exploration license and two large TEA's, also in the Llanos Basin. It is anticipated that these new contracts will be executed prior to year-end. The exploration license, Casimena (108,908 acres), lies in close proximity to our other licenses in the basin and is situated along the same geological trend, which offers multi-pool/multi-zone prospects that we will evaluate using 2-D and 3-D seismic, specialized processing technologies and North American exploration models. The two large TEA's, Rio Ariari (613,565 acres) and Chiguiro (546,110 acres), lie in the Colombian heavy oil fairway. These TEA's will be evaluated for conventional oil prospects as well as for heavy oil accumulations suitable for Petrobank's patented THAI™ technology. The addition of these blocks brings

Petrobank's acreage holdings in this highly productive basin to 1,941,211 acres (3,033 square miles). We are also awaiting the final award of an exploration block in the Putumayo Basin (33,755 acres) and an additional TEA in the Llanos Basin covering an additional 563,425 acres. The addition of these blocks makes Petrobank one of the largest exploration landholders in the country. All new exploration blocks are governed by Colombia's new fiscal terms where we earn 100 percent of production subject only to an eight percent initial royalty rate.

First phase work commitments on these blocks typically range from geological studies for TEAs to seismic programs for the exploration blocks. On the Joropo Block, our first Llanos Basin exploration prospect will be drilled in the first quarter of 2006 and we have begun purchasing long lead time items and confirmed the availability of a new, state of the art, drilling rig. The well location, based on 3-D seismic, will be located half a kilometer east of the original Joropo well, which was drilled in 1985. That well encountered a thin oil zone lying on water and drill-stem-tested 35.7 degree API oil with a water-cut of 83%. We believe our well will be approximately 25 feet up-dip to the original well. On the other exploration license areas, seismic programs are being planned for acquisition during the first half of 2006. Anticipated costs to fulfill the first-phase commitments on these new blocks over the next 12 months are expected to be US$10 million.

Colombian production has averaged 1,085 barrels of oil per day ("bopd") from our Orito and Neiva blocks from July through mid-September, an increase from the second quarter average of 1,024 bopd. This increase is a result of the production obtained during the well testing phase of Orito-116. The Orito-116 well targeted a large southwest extension to the main producing region of the Orito field and tested both the Lower A unit sands and the Upper B, C, & D sands. Initial production tests in the lower A-sand units showed positive hydrocarbon potential with water cuts fluctuating between 80 and 90 percent at very low drawdown and inflow potential of greater than 5,000 barrels per day of total fluid. The upper B, C, and D sands tested at non-stimulated rates of 200 bopd with water cuts of less than 10 percent. The well was tested from these upper sands over an extended period to determine overall fluid rates and the decision was made to proceed with a completion that included under-reaming the B, C, and D sands and the upper portion of the A sands followed by the installation of a large volume electrical submersible pump ("ESP"). Upon successful installation of an appropriately sized ESP we expect the well to produce at initial rates between 500 and 800 bopd.

Long lead times along with logistical and operational difficulties delayed the installation of the ESP and recent mechanical problems with the pump required us to source a larger and more sophisticated completion rig to conduct workover operations. During pump pulling operations, the completion string became lodged in the hole and we are currently undertaking fishing procedures to remove the tubing string, electrical cable and the ESP. A new ESP is available, if required, and we expect the well to be on production in October.

Orito-117, the second well to be drilled in the southwest extension area of the Orito field, will spud this week. Presently, there is only one drilling rig in the entire Putumayo Basin and this rig is ill suited for platform-based, multi-well directional drilling operations. We are currently investigating importing new, state of the art drilling equipment for our next drilling phase, which will require a longer term commitment and which is expected to yield significant operational efficiencies and cost savings. We have, however, retained an option on the current rig to allow the Orito-118 well to be drilled this year. We are also pursuing options to source an additional completion rig for Orito, capable of performing our more demanding completion operations and servicing our existing wells. This completion rig could also provide drilling services for an expanded development program at Neiva.

Originally, our plans for Petrominerales in 2005 included completing a small IPO as an initial step in the ultimate spin-out of this subsidiary. Due to the significantly increased scope of our operations in Colombia, we have made the decision to target the IPO for early to mid-2006 in order to complete the current two-well drilling program at Orito and to begin to crystallize value from our expanding exploration land base. This next step in our Colombian business plan will be funded through cash flow from

operations and a portion of the proceeds from the financing outlined above, allowing Petrobank shareholders to continue to participate fully in Petrominerales' next phase of growth. We remain committed to the Petrominerales IPO, which we consider to be the next step in unlocking this subsidiary's ultimate value.

OUTLOOK

Activity in all three of our business units has expanded considerably in 2005 and this trend is expected to continue through 2006. In Canada, our development success at Jumpbush and Red Willow provides the foundation for growth into new core areas that are being developed on our extensive land inventory. In Colombia, the first follow-up to our Orito-116 well is to spud this week and our exploration program has captured a significant land base in some of Colombia's most prospective regions, including two large blocks that are expected to yield prospects suitable for applying Petrobank's THAI™ technology. Our first exploratory well in Colombia will be drilled in the Llanos Basin in early 2006. In our Heavy Oil Business Unit, the WHITESANDS pilot project is under construction and on target to deliver initial results in early 2006. We continue to refine our existing technology base surrounding the THAI™ and CAPRI™ technologies, develop new patents, and pursue new resource capture opportunities both domestically and internationally. The financing announced today provides the resources necessary to accelerate the Company's suite of high-impact opportunities over the coming year.

FOR FURTHER INFORMATION PLEASE CONTACT:
John D. Wright, President and Chief Executive Officer,
Chris J. Bloomer, Vice-President Heavy Oil and Chief Financial Officer, or
Corey Ruttan, Director Corporate Finance and Investor Relations
Telephone: (403) 750-4400

PETROBANK
ENERGY AND RESOURCES LTD.

Suite 2600, 240 – 4th Avenue S.W.
Calgary, Alberta T2P 4H4
(403) 750-4400
(403) 266-5794
E-mail: ir@petrobank.com
Website: www.petrobank.com
TSX: PBG, PBG.N